June 26, 2025

Alex Xu
Chief Financial Officer
Qifu Technology, Inc.
7/F Luijazui Finance Place, No. 1217 Dongfang Road
Pudong New Area, Shanghai 2000122 PRC

       Re: Qifu Technology, Inc.
           Form 20-F for the year ended December 31, 2024
           File No. 001-38752
Dear Alex Xu:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the year ended December 31, 2024
Key Information
Financial Information Related to Our Consolidated Variable Interest Entities, page 11

1. Please revise the condensed consolidated financial schedules to address the following:
           Include a footnote to the column "primary beneficiaries of VIEs excluding the
           Company" to identify the primary beneficiaries. In this regard, it appears you only have one WFOE entity.
           Revise footnote (1) to remove the reference to using the equity method to consolidate the VIEs as you do not hold any equity interest in the VIEs. Additionally, clarify that you are the primary beneficiary of the VIEs for
           accounting purposes only.
           Present the service fee expense paid by the VIEs to the primary beneficiary separately from the other costs and expenses of the VIE. Relatedly, revise to present the service fee income received by the primary beneficiary from the VIEs separately from third-party revenue.
           Revise the "investments in subsidiaries and VIEs" line item in your results of
 June 26, 2025
Page 2

           operations schedule to present investment in subsidiaries separately from VIEs to distinguish income from your equity owned subsidiaries from the income from contractual arrangements with the VIEs. .
             Similarly, revise the "investments in subsidiaries and VIEs" line item from your schedules of financial condition to present investment in subsidiaries separately from net assets of the VIEs.
             Revise to refer to these schedules as condensed consolidating schedules rather than consolidated schedules. Also, revise to refer to the VIEs rather than "our consolidated VIEs" as the latter implies you have ownership of or equity interest in the VIEs.
Risk Factors
Changes in China's economic, political or social conditions or government policies could have a material adverse effect..., page 54

2.     We note changes you made to this risk factor disclosure relating to legal and
       operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the filing of your prior Form 20-F on April 26, 2024 that would warrant revised
       disclosure to mitigate the challenges you face and related disclosures. For additional
       guidance, refer to the Division of Corporation Finance   s Sample Letter
to China-
       Based Companies, issued December 2021 and July 2023. In future filings, please restore your disclosure.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Segment reporting, page F-32

3. We note the CODM uses consolidated net income to measure segment profit or loss, allocate resources and assess performance. Please revise to discuss how the CODM uses this measure in assessing segment performance and deciding how to allocate resources. Refer to 280-10-50-29(f) and the example at 280-10-55-54(c).
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Haiping Li